ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

January 29, 2014

VIA EDGAR

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”); SEC File Nos. 333-132380 and 811-21864; Post-Effective Amendment No. 310 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request, as the distributor of the Trust, that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on January 30, 2014, at 9:00 a.m. EST, or as soon thereafter as possible.

Very truly yours,

/s/ Tom Carter
Tom Carter
President, ALPS Distributors, Inc.